EXHIBIT 6.4

FORM OF FINANCING, LICENSE AND SOURCING AGREEMENT

This financing, license and sourcing agreement (“Agreement”) is made effective as of [  ], 2023 (the “Effective Date”) by and between MASTERWORKS, LLC (“Parent”), MASTERWORKS GALLERY, LLC (“Masterworks Gallery” and, together with Parent and its affiliates (excluding the Company), “Masterworks”) and MASTERWORKS VAULT 3, LLC, a Delaware limited liability company (the “Company”), provided that as the context requires, the term “Company” as used herein may refer to a series of the Company or a segregated portfolio of Masterworks Cayman SPC that holds title to the artwork of a series, and is intended to set forth certain representations, covenants and agreements between Masterworks and the Company with respect to each offering for sale by a series of the Company of its Class A ordinary membership interests (referred to herein as the “Shares”) as described in the Company’s Offering Circular dated as of the date of its qualification by the SEC, as amended by any post-qualification amendment (the “Offering Circular”). Capitalized terms used herein and not otherwise defined herein have the meaning ascribed to such terms in the Offering Circular. Masterworks and the Company may be referred to collectively herein as the “Parties”.

RECITALS:

WHEREAS, Masterworks Gallery, acting as agent for the Company, will purchase the Artworks as described in the Offering Circular;

WHEREAS, Masterworks will, as necessary, make commitments of its capital to third parties to support the acquisition of Artworks and, as needed, advance to the Company all or any portion of the funds required to acquire the Artworks pursuant to this Agreement;

WHEREAS, each series intends to pay Masterworks a fixed, non-recurring expense allocation (“Expense Allocation”) with respect to each series offering as set forth in the Offering Circular and intends to use the proceeds of each series offering to pay the purchase price of the Artwork to the third party seller and or any advance made by Masterworks (without interest) for such purchase, if applicable, and to pay the Expense Allocation for such series offering, in cash or a combination of cash and Class A shares; and

WHEREAS, the Parties desire to memorialize their agreement with respect to the forgoing and certain other matters set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Financing. With respect to each series offering, Masterworks will provide non-recourse credit support to each series, including commitments of its capital to support the acquisition of Artwork and providing advances of all or any portion of the funds necessary to acquire the Artwork of each series, as may be necessary to acquire the Artwork, for up to twelve months prior to raising capital for such series. If Masterworks pays or has paid a deposit or other funds to the seller prior to the acquisition of the Artwork of a series as a prepayment of part of the purchase price, such deposit or funds shall be non-recourse to such series prior to the acquisition of the Artwork by the series. At the time of acquisition of the Artwork, such amounts, if any, will be deemed to be an advance obligation payable by the series to Masterworks. An advance may only be used by the series to purchase the Artwork. The advance will be recorded on the books and records of the series and Masterworks as a loan and will not accrue interest. The advance will be repaid in installments upon each closing of the series offering in cash and or a combination of cash and Class A shares of the series (valued at $20 per share for such purposes). Unless the Parties otherwise agree to a different allocation, each payment that occurs in connection with a closing of the series offering may be prorated between the Expense Allocation and the advance. Under no circumstances will any portion of the advance remain as an outstanding obligation of the series following the final closing of the series offering and the application of the use of proceeds therefrom.

2. License. In consideration of the payment of the Expense Allocation, Parent, which owns certain intellectual property rights to the name “Masterworks,” hereby grants the Company effective upon the commencement of the initial series offering, a non-exclusive license to use the name “Masterworks” and the right to utilize systems, software and technology owned or licensed by Masterworks, including the Masterworks Platform, to offer and sell securities pursuant to Regulation A and maintain records and support investor relations activities for the term of the Management Services Agreement. In the event that the Administrator ceases to manage the Company’s operations pursuant to the Management Services Agreement, the Company will be required to change its name to eliminate the use of “Masterworks” and will no longer have the right to utilize Masterworks systems, software and technology, provided, however, that in the event of any termination of the Management Services Agreement, any records relating to the Company shall be furnished to the Company or any replacement administrator or otherwise made available to any authorized regulatory authority upon request for the duration of the period for which such records are required to be maintained under applicable law.

3. Sourcing. Masterworks will use its commercially reasonable efforts to source artwork that it deems, in its reasonable discretion, to be suitable for investment from collectors directly or through intermediaries. Sourcing activities, which shall be performed by Masterworks and or third party agents, shall include research (using Masterworks’ proprietary database) and selection of artists and specific Artworks, data analysis, condition reports, appraisals, identification of potential sellers, travel, inspection, due diligence, AML checks, legal and contracting, transaction negotiation and execution, coordination of packing, crating, shipping and other logistics, payments (including foreign currency conversion) and other services deemed necessary and appropriate to source Artwork for each series.

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4. Expense Allocation. As consideration for the activities described herein, Masterworks will be entitled to receive an Expense Allocation equal to 11% of the purchase price of the Artwork of each series. Unless the Parties otherwise agree to a different allocation, each payment that occurs in connection with a closing of the series offering may be prorated between the Expense Allocation and the advance. Under no circumstances will any portion of the Expense Allocation remain as an outstanding obligation of the series following the final closing of the series offering and the application of the use of proceeds therefrom.

For the avoidance of doubt, the Expense Allocation for each series is the only expense incurred by each series of the Company and no other expense is directly or indirectly paid by the Company, any series or investors in connection with the organization of the Company, the purchase and securitization of the Artwork or the offering conducted by each series. Additional costs and expenses that are borne solely by Masterworks include, without limitation: (i) preparation and filing of offering materials (including the research that is incorporated into such offering materials), (ii) organizational matters for each series and each segregated portfolio, (iii) marketing and promotion of the offering, (iv) legal and compliance costs, (v) regulatory filings and fees, (vi) record keeping (including transfer agency fees), (vii) investment advisory services, and (viii) a variety of other administrative support and overhead costs and expenses.

5. Miscellaneous.

a.	Captions and Headings. The Article and Section headings throughout this Agreement are for convenience of reference only and shall in no way be deemed to define, limit or add to any provision of this Agreement.

b.	Assignability. This Agreement is not assignable by either of the Parties and may not be modified, waived or terminated except by an instrument in writing signed by the party against whom enforcement of such modification, waiver or termination is sought.

c.	Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns, and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon such heirs, executors, administrators, successors, legal representatives and assigns.

d.	Entire Agreement; Amendment. This Agreement states the entire agreement and understanding of the Parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written. No amendment of the Agreement shall be made without the express written consent of the Parties.

e.	Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect any other provision hereof, which shall be construed in all respects as if such invalid or unenforceable provision were omitted.

f.	Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to the conflicts of laws principles thereof. To the extent of any disagreement or matter relating to this Agreement, such disagreement or matter shall be exclusively submitted to the federal or state courts located in the City of New York.

g.	Notices. All notices and communications to be given or otherwise made to the Company or Masterworks shall be sent to such Party at: 225 Liberty Street, 29th Floor, New York, New York, 10281, Attention: General Counsel. Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section, “business day” shall mean any day other than a day on which banking institutions in the State of Delaware are legally closed for business.

h.	Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

i.	Third Party Beneficiary. Each series of the Company is a third-party beneficiary to this Agreement and is entitled to the rights and benefits hereunder and may enforce the provisions hereof as if it were a party hereto.

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MASTERWORKS

FINANCING, LICENSE AND SOURCING AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the Effective Date.

MASTERWORKS VAULT 3, LLC

By:
Name:	Josh Goldstein
Title:	General Counsel

MASTERWORKS GALLERY, LLC

By:
Name:	Josh Goldstein
Title:	General Counsel

MASTERWORKS, LLC

By:
Name:	Josh Goldstein
Title:	General Counsel